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Exhibit (d)(7)

GUARANTEE BY FOLLETT CORPORATION

        1.     If the conditions set forth in Exhibit 1 of that certain Agreement and Plan of Merger (the "Merger Agreement") dated as of the date hereof by and among Varsity Group Inc., a Delaware corporation (the "Company"), VGI Holdings Corp., a Delaware corporation ("Parent"), and VGI Acquisition Corp., a Delaware corporation ("Merger Sub"), have been satisfied, or waived by Merger Sub, then Follett Corporation (the "Guarantor"), hereby absolutely, irrevocably and unconditionally agrees to provide, or cause to be provided, a sufficient amount of cash funding to Parent or Merger Sub to enable Merger Sub or Parent to, and shall cause Parent or Merger Sub to, in a timely manner (a) pay the Offer Price for all Shares that Merger Sub becomes obligated to purchase pursuant to the Offer in accordance with Section 1.1(a) of the Merger Agreement, and (b) upon completion of the Merger pay to the Paying Agent the aggregate Per Share Merger Consideration in accordance with Section 4.2(a) of the Merger Agreement.

        2.     Guarantor's liability hereunder is absolute, unconditional and continuing irrespective, without limitation, of (a) any lack of validity or enforceability of the Merger Agreement against Guarantor, Parent or Merger Sub or (b) any modification, amendment or waiver of, or any consent to departure from, the Merger Agreement that may be agreed to by Parent or Merger Sub. No failure on the part of the Company to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Company of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Guarantor promises and undertakes to provide to Parent or Merger Sub all amounts that are due hereunder free and clear of any deductions, offsets, defenses, claims or counterclaims of any kind (other than defenses to the payment of obligations that are available to Parent or Merger Sub under the Merger Agreement). Time is deemed to be of the essence with respect to all of the terms of this Guarantee.

        3.     This Guarantee is being delivered as a material inducement for the Company to enter into the Merger Agreement, and the Company is the intended beneficiary of this Guarantee and may enforce the terms hereof. In any dispute regarding this Guarantee, the prevailing party shall in addition to any other remedy be entitled to recover its reasonable costs of the enforcement hereof, including reasonable legal fees and costs.

        4.     Sections 9.2, 9.4, 9.5, 9.8, 9.11 and 9.13 of the Merger Agreement shall apply to this guarantee, mutatis mutandis, as if they had been fully set forth herein.

Dated February 22, 2008

[signature page follows]

FOLLETT CORPORATION
By	/s/ Christopher D. Traut
	Name:	Christopher D. Traut
	Title:	President and Chief Executive Officer
[signature page of Guarantee]

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  Exhibit (d)(7)